February 21, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Announcement of Redemption of the Convertible Bonds with Stock Acquisition Rights

MINEBEA MITSUMI Inc. (formerly Minebea Co., Ltd. (“Minebea”)) announced in the “Announcement of Purchase of the Convertible Bonds with Stock Acquisition Rights” dated as of June 14, 2016 that Minebea planned to cancel all of Minebea Co., Ltd. Series I Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights. However, due to the fact that the bonds were about to be redeemed upon maturity very soon, we decided to hold the bonds until maturity rather than to cancel them. We hereby announce that we redeemed all such bonds as of February 20, 2017 upon maturity.